As filed with the Securities and Exchange Commission on May 19, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No.                     )

VIALTA, INC.

(Name of the Issuer)

VIALTA, INC.
VICTORY ACQUISITION CORP.
FRED S. L. CHAN
ANNIE M. H. CHAN
ANNIE M. H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST
MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST
SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92
EVERSHINE XVI, L.P.
EVERBRIGHT II, LLC

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92554D 30 6

(CUSIP Number of Class of Securities)

Fred Shiu Leung Chan	Didier Pietri
President	Chief Executive Officer
Victory Acquisition Corporation	Vialta, Inc.
19770 Stevens Creek Blvd.	48461 Fremont Boulvard
Cupertino, CA 95014	Fremont, California 94538
(408) 863-7332	(510) 508-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Robert B. Dellenbach, Esq.	Barry Dastin, Esq.
Fenwick & West LLP	Kaye Scholer LLP
275 Battery Street, Suite 1500	1999 Avenue of the Stars, Suite 1700
San Francisco, California 94111	Los Angeles, CA 90067
(415) 875-2300	(310) 788-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$18,418,643	$2,168

•	This calculation is based upon 0.0001177 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 51,043,665 shares of Vialta common stock outstanding and owned by stockholders (other than Victory Acquisition Corporation); and (ii) outstanding vested stock options to purchase an aggregate of 2,146,167 shares of Vialta common stock which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders (other than Victory Acquisition Corporation) will be converted into the right to receive $0.36 in cash, without interest, and (ii) each outstanding vested stock option to purchase shares of Vialta common stock (other than options to purchase shares of Vialta common stock held by Victory Acquisition Corporation, its officers, its directors and its stockholders) will be converted into the right to receive a cash payment equal to (a) the excess of $0.36 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,168
Form or Registration No.: Schedule 14A
Filing Party: Vialta, Inc.
Date Filed: May 19, 2005

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the merger agreement or the proposed merger; passed upon the merits or fairness of the proposed merger; or passed upon the adequacy or accuracy of the disclosure contained in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

Introduction

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Vialta, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Vialta”), (ii) Victory Acquisition Corp., a Delaware corporation (“Victory”), (iii) Fred Shiu Leung Chan, Chairman and Chief Executive Officer of Victory, (iv) Annie M. H. Chan, spouse of Fred Shiu Leung Chan and a stockholder of Victory, (v) Annie M. H. Chan TR UA 07-25-95, The Annie M. H. Chan Living Trust, a stockholder of Victory, (vi) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The David Y.W. Chan Trust, a stockholder of Victory, (vii) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, The Edward Y.C. Chan Trust, a stockholder of Victory, (viii) Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, The Michael Y.J. Chan Trust, a stockholder of Victory, (ix) Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92, a stockholder of Victory, (x) Evershine XVI, L.P., a stockholder of Victory, and (xi) Everbright II, LLC, the general partner of Evershine XVI, L.P.

     This Schedule relates to the Agreement and Plan of Reorganization, dated as of March 28, 2005, by and between Vialta and Victory (the “Merger Agreement”). Pursuant to the Merger Agreement, Victory will be merged with and into Vialta, with Vialta as the surviving entity (the “Merger”).

     Concurrently with the filing of this Schedule, Vialta is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Vialta at which the stockholders of Vialta will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and approve the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

     The information contained in this Schedule and/or the Proxy Statement concerning (i) Vialta, was supplied by Vialta and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person, was supplied by such filing person and Vialta takes no responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

     The information set forth under the caption “SUMMARY TERM SHEET” in the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 2. Subject Company Information.

(a)	Name and Address. The information set forth under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION — Information about Vialta” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Securities. The information set forth under the caption “THE SPECIAL MEETING — Record Date; Voting Rights” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Trading Market and Price. The information set forth under the caption “MARKET PRICE AND DIVIDEND INFORMATION” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Dividends. The information set forth under the caption “MARKET PRICE AND DIVIDEND INFORMATION” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Prior Public Offerings. The information set forth under the caption “RECENT TRANSACTIONS AND PRIOR STOCK PURCHASES” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Prior Stock Purchases. The information set forth under the caption “RECENT TRANSACTIONS AND PRIOR STOCK PURCHASES” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The information set forth under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Business and Background of Entities. The information set forth under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Business and Background of Natural Persons. The information required by this item with respect to Fred S.L. Chan and Annie M. H. Chan is set forth under the captions “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” and “SPECIAL FACTORS – Interests of Certain Persons in the Merger –Victory Acquisition Corp. and the Participating Stockholders; Equity Ownership in the Surviving Corporation Following the Merger” of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 4. Terms of the Transaction.

(a)(2)	Material Terms. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS” including “— Structure of the Transaction,” “— Background of the Merger,” “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Purpose and Reasons for the Merger,” “— Position of Vialta as to the Purpose and Reasons for the Merger,” “— Certain Effects of the Merger,” “— Interests of Certain Persons in the Merger,” “— Federal Income Tax Consequences,” and “— Anticipated Accounting Treatment of the Merger,” “THE SPECIAL MEETING — Required Vote,” “THE MERGER AGREEMENT” and “THE TRANSACTION AGREEMENTS” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Different Terms. The information set forth under the caption “SPECIAL FACTORS — Interests of Certain Persons in the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Appraisal Rights. The information set forth under the caption “SPECIAL FACTORS — Appraisal and Dissenters’ Rights” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Provisions for Unaffiliated Security Holders. None

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the captions “RECENT TRANSACTIONS AND PRIOR STOCK PURCHASES” and “TRANSACTION AGREEMENTS” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Significant Corporate Events. The information set forth under the caption “SPECIAL FACTORS —Background of the Merger “ of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Negotiations or Contacts. The information set forth under the caption “SPECIAL FACTORS —Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the captions “SPECIAL FACTORS — Interests of Certain Persons in the Merger” and “TRANSACTION AGREEMENTS” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth under the captions “SPECIAL FACTORS —Certain Effects of the Merger” and “THE MERGER AGREEMENT” including “— Effect of the Merger on the Capital Stock of Vialta and Victory Acquisition Corp.,” “— Payment for Vialta Common Stock in the Merger,” and “— Treatment of Stock Options” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)(1)-(8) The information set forth under the captions “SUMMARY TERM SHEET,” and “SPECIAL FACTORS” including “— Background of the Merger,” “— Structure of the Transaction,” “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger,” “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta’s Stockholders,” “—Recommendation of the Board of Directors,” “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Purpose and Reasons for the Merger,” “— Certain Effects of the Merger,” “— Merger Financing,” “— Interests of Certain Persons in the Merger,” “— Plans for Vialta if the Merger is Not Completed,” “— The Participating Stockholders’ Plans for Vialta After the Merger,” and “— Estimated Fees and Expenses of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes of the Merger. The information set forth under the captions “SPECIAL FACTORS” including “— Background of the Merger,” “— Position of Vialta as to the Purpose and Reasons for the Merger,” “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger,” “— Recommendation of the Board of Directors,” “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Purpose and Reasons for the Merger,” and “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta’s Stockholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Alternatives. The information set forth under the captions “SPECIAL FACTORS —Background of the Merger,” and “SPECIAL FACTORS — Alternatives to the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Reasons. The information set forth under the captions “SPECIAL FACTORS” including “—Background of the Merger,” “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons

for Recommending the Approval of the Merger Agreement and the Merger,” “— Recommendation of the Board of Directors,” “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Purpose and Reasons for the Merger,” and “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta’s Stockholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Effects. The information set forth under the captions “SPECIAL FACTORS — Interests of Certain Persons in the Merger”, “SPECIAL FACTORS — Certain Effects of the Merger” and “SPECIAL FACTORS — Federal Income Tax Consequences” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth under the captions “SPECIAL FACTORS” including “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger,” “— Recommendation of the Board of Directors,” and “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta’s Stockholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “SPECIAL FACTORS” including “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger,” “—Recommendation of the Board of Directors,” and “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta’s Stockholders” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Approval of Security Holders. The information set forth under the caption “THE SPECIAL MEETING — Required Vote” and “SPECIAL FACTORS — Background of the Merger — Special Committee; Negotiations with Mr. Chan” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Unaffiliated Representative. The information set forth under the captions “SPECIAL FACTORS” including “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger,” “— Recommendation of the Board of Directors,” and “— Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Approval of Directors. The information set forth under the caption “SPECIAL FACTORS —Recommendation of the Board of Directors” and “SPECIAL FACTORS — Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)	Other Offers. The information set forth under the caption “SPECIAL FACTORS — Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee” and “SPECIAL FACTORS — Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee,” “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger” and “SPECIAL FACTORS — Background of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Availability of Documents. The information set forth under the captions “SPECIAL FACTORS —Opinion of Financial Advisor to the Special Committee “ and “WHERE YOU CAN FIND MORE INFORMATION” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth under the caption “ SPECIAL FACTORS — Merger Financing” and “TRANSACTION AGREEMENTS — Additional Contribution Agreement” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Conditions. The information set forth under the caption “ SPECIAL FACTORS — Merger Financing” and “TRANSACTION AGREEMENTS — Additional Contribution Agreement” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)	Expenses. The information set forth under the caption “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)	Borrowed Funds. The information set forth under the caption “ SPECIAL FACTORS — Merger Financing”, “TRANSACTION AGREEMENTS — Pledge Agreement” and “TRANSACTION AGREEMENTS — Additional Contribution Agreement” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Securities Transactions. The information set forth under the caption “RECENT TRANSACTIONS AND PRIOR STOCK PURCHASES”, “SPECIAL FACTORS — Interests of Certain Persons in the Merger” and “TRANSACTION AGREEMENTS — Stock Contribution Agreement” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “THE SPECIAL MEETING — Required Vote”, “SPECIAL FACTORS” including “— Voting Agreement,” “— Position of the Participating Stockholders and Victory Acquisition Corp. as to the Purpose and Reasons for the Merger,” “— Position of Vialta as to the Purpose and Reasons for the Merger,” and “— Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders; Reasons for Recommending the Approval of the Merger Agreement and the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)	Recommendations of Others. The information set forth under the captions “SPECIAL FACTORS —Recommendation of the Board of Directors,” “THE SPECIAL MEETING — Required Vote” and

“SPECIAL FACTORS — Voting Agreement” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements.

(a)	Financial Information. The information set forth under the caption “SELECTED HISTORICAL FINANCIAL DATA” of the Proxy Statement and the financial statements and accompanying notes beginning on Page I-1 and Page J-1 of the Proxy Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the caption “THE SPECIAL MEETING — Solicitation Of Proxies” and “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)	Employees and Corporate Assets. The information set forth under the caption “THE SPECIAL MEETING — Solicitation Of Proxies” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 15. Additional information.

(b)	Other Material Information. None.

Item 16. Exhibits.

(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vialta, Inc. on May 19, 2005.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vialta, Inc. on May 19, 2005.

(a)(4)	Not applicable

(b)(1)	Additional Contribution Agreement dated March 28, 2005, incorporated by reference to Exhibit 5 of Schedule 13-D filed April 7, 2005.

(b)(2)	Pledge Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 4 of Schedule 13-D filed April 7, 2005.

(c)(1)	Opinion of Salem Partners LLC dated March 28, 2005 (included as Annex F to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(c)(2)	Presentation of Salem Partners LLC, dated March 28, 2005.

(d)(1)	Agreement and Plan of Reorganization dated as of March 28, 2005 by and between Victory Acquisition Corp. and Vialta, Inc. (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(2)	Voting Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 3 of Schedule 13-D filed April 7, 2005.

(d)(4)	Stock Contribution Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 2 of Schedule 13-D filed April 7, 2005.

(f)	Dissenter’s rights of appraisal are described under the caption “Appraisal and Dissenters’ Rights” in Exhibit(a)(3) and set forth in Annex G and Annex H to the preliminary Proxy Statement, which are filed herewith as Exhibit (a)(3).

(g)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIALTA, INC.,
a Delaware corporation

By:	/s/ DIDIER PIETRI

Name:	Didier Pietri
Title:	Chief Executive Officer
Date:	May 19, 2005

VICTORY ACQUISITION CORP.,
a Delaware corporation

By:	/s/ FRED S.L. CHAN

Name:	Fred S.L. Chan
Title:	President
Date:	May 19, 2005

FRED S.L. CHAN

By:	/s/ FRED S.L. CHAN

Date:	May 19, 2005

ANNIE M.H. CHAN

By:	/s/ ANNIE M.H. CHAN

Date:	May 19, 2005

ANNIE M.H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST

By:	/s/ Annie M.H. Chan

Name:	Annie M.H. Chan
Title:	Trustee
Date:	May 19, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	May 19, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	May 19, 2005

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Myong Shin Kim

Name:	Myong Shin Kim
Title:	Trustee
Date:	May 19, 2005

SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92

By:	/s/ Mee Sim Lee

Name:	Mee Sim Lee
Title:	Trustee
Date:	May 19, 2005

By:	/s/ Sung Kook Kim

Name:	Sung Kook Kim
Title:	Trustee
Date:	May 19, 2005

EVERSHINE XVI, L.P.
By:	/s/ Annie M.H. Chan

Name:	Annie M. H. Chan
Title:	For Everbright II, LLC (General Partner), As Managing Member
Date:	May 19, 2005

EVERBRIGHT II, LLC

By:	/s/ Annie M. H. Chan

Name:	Annie M. H. Chan
Title:	As Managing Member of General Partner for Evershine XVI, L.P.
Date:	May 19, 2005

By:	/s/ Fred Shiu Leung Chan

Name:	Fred Shiu Leung Chan
Title:	As Managing Member of General Partner for Evershine XVI, L.P.
Date:	May 19, 2005

Exhibit Index

Exhibit
Number	Description
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by Vialta, Inc. on May 19, 2005.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Vialta, Inc. on May 19, 2005.

(a)(4)	Not applicable

(b)(1)	Additional Contribution Agreement dated March 28, 2005, incorporated by reference to Exhibit 5 of Schedule 13-D filed April 7, 2005.

(b)(2)	Pledge Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 4 of Schedule 13-D filed April 7, 2005.

(c)(1)	Opinion of Salem Partners LLC dated March 28, 2005 (included as Annex F to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(c)(2)	Presentation of Salem Partners LLC, dated March 28, 2005.

(d)(1)	Agreement and Plan of Reorganization dated as of March 28, 2005 by and between Victory Acquisition Corp. and Vialta, Inc. (included as Annex A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).

(d)(2)	Voting Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 3 of Schedule 13-D filed April 7, 2005.

(d)(4)	Stock Contribution Agreement dated as of March 28, 2005 by and among Victory Acquisition Corp. and Vialta, Inc., incorporated by reference to Exhibit 2 of Schedule 13-D filed April 7, 2005.

(f)	Dissenter’s rights of appraisal are described under the caption “Appraisal and Dissenters’ Rights” in Exhibit(a)(3) and set forth in Annex G and Annex H to the preliminary Proxy Statement, which are filed herewith as Exhibit (a)(3).

(g)	Not applicable.